Sub-Item 77M: Mergers

The following proposal was addressed and approved at a Special Meeting of Shareholders held on September 3, 2008.

Proposal to approve a plan of reorganization providing for the acquisition of all the assets and liabilities of Hartford Mortgage Securities HLS Fund (the “Acquired Fund”) by Hartford U.S. Government Securities HLS Fund (the “Acquiring Fun,” solely in exchange for shares of the Acquiring Fund, followed by a complete liquidation of the Acquired Fund.

Fund                 For              Against           Abstain
Mortgage Securities HLS Fund   32,803,933.28  31,264,373.455    4,167,673.398